The Tocqueville Alexis Trust
Registration No. 811-08428
Form N-SAR
Annual Period Ended October 31, 2006

Sub-Item 77M: Mergers.

Effective October 31, 2006, The Tocqueville Alexis Fund (the “Alexis Fund”), a series of The Tocqueville Alexis Trust, merged into The Tocqueville Fund, a series of The Tocqueville Trust, in a tax-free reorganization.

A special shareholder meeting (the “Meeting”) of shareholders of the Alexis Fund was held at the offices of the Tocqueville Trust, 40 West 57th Street, New York, NY, 10019, at 9:30 a.m. on Friday, October 27, 2006.

As of the close of business on September 1, 2006, the record date of the Meeting, there were issued and outstanding 5,278,471.450 shares, of which 4,069,094.527 shares voted, representing 77.09% of the Alexis Fund.

The tabulation of the shareholder votes rendered the following results:

FOR	AGAINST	ABSTAIN
4,061,949.374	539.357	6,605.796

	Percentage of Voted Shares
FOR %	AGAINST %	ABSTAIN %
99.83%	0.01%	0.16%